ACCELERATED ACQUISITION XV, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

  December 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XV, Inc. Form 10 Filed November 10, 2011 File No. 000-54547

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 6, 2011 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Potential Target Companies, page 5

1. With a view toward balancing your disclosure in the penultimate sentence of the paragraph following paragraph (h), please provide us information about the revenue and profits of the of the companies that entered into business combinations with shell companies affiliated with Mr. Neher. Provide us this information as of the date of the business combination and as of a recent date.

COMPANY RESPONSE

We have updated the disclosure in the penultimate sentence of the paragraph following paragraph (h) on page 5 to state “at the time of the business combination the companies had no revenue or profits and as of December 9, 2011 continue to have no revenue or profits.”

December 9, 2011

2. Refer to your disclosure in the last paragraph of this section. Please tell us the extent that
Mr. Neher or his affiliates have historically engaged in transactions in the stock of shell companies they controlled before a business combination. Also, please provide us information regarding the timing of transactions

COMPANY RESPONSE

 We have updated the disclosure in the last paragraph of this section on page 5 to state “As of December 9, 2011 Mr. Neher or his affiliates have not engaged in any transactions in the stock of shell companies they controlled before or after any business combinations.

Form of Acquisition, page 6

3. Refer to the second paragraph on page 7. Please clarify the nature of the “certain types of transactions” that can be entered into without stockholder approval. With a view toward disclosure, please tell us the extent to which business combination transactions by shell companies controlled by your affiliates have been completed without stockholder approval. Also tell us about any business combination transactions by shell companies controlled by your affiliates that have been completed with stockholder approval.

COMPANY RESPONSE

The Company has updated the disclosure on page 7 stating “The Company anticipates that prior to consummating any acquisition or merger, the Company will seek to have the transaction approved by stockholders in the appropriate manner. In all prior business combinations that Accelerated, Mr. Neher and affiliates were involved with included full shareholder approval of the business combinations. Under Delaware law, certain actions that would routinely be taken at a meeting of stockholders, may be taken by written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders. Thus, if stockholders holding a majority of the outstanding shares decide by written consent to consummate an acquisition or a merger, minority stockholders would not be given the opportunity to vote on the issue. The Company will provide to its stockholders complete disclosure documentation concerning the potential target including requisite financial statements. This information will be disseminated by proxy statement in the event a stockholders' meeting is held, or by an information statement if the action is taken by written consent”

4. Refer to the last two sentences of the second paragraph on page 7. Please clarify how you provide to your stockholders “complete disclosure documentation concerning the potential target” if the transaction does not require shareholder vote or consent.

December 9, 2011

COMPANY RESPONSE

The Company has modified the disclosure to state that prior to consummating any acquisition or merger, the Company will seek to have the transaction approved by stockholders in the appropriate manner.

Risk Factors, page 8

5. Please add a risk factor to describe the existence of, reasons for and risks created by the language in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

COMPANY RESPONSE

We have added a risk factor on page 8 regarding our auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

The business of Accelerated Acquisition, page 8

6. Refer to the penultimate sentence of this risk factor.

•	Given your disclosure in the second paragraph of page 23, please disclose here, if true, that Accelerated Venture Partners LLC is not subject to any binding obligation to pay the expenses.

COMPANY RESPONSE

We have modified the disclosure to state “Accelerated, a company affiliated with management, will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated”

•
Please reconcile your disclosure here that Accelerated Venture Partners LLC will pay all expenses with your disclosure in the first paragraph on page 9 that you will sustain operating expenses. Likewise, reconcile your disclosure at the bottom of page 15 which says both that (1) Accelerated Venture Partners LLC will pay all expenses and (2) you will meet costs through treasury funds, loans or investment proceeds.

December 9, 2011

COMPANY RESPONSE

We have revised the disclosure on page 9 and page 15 to state that “Accelerated, a company affiliated with management, will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated”

•
Your disclosure here suggests that Accelerated Venture Partners LLC will pay your expenses without repayment; however, your disclosure on page 10 that Accelerated Venture Partners LLC will pay expenses without reimbursement until the business combination “is effected” suggests that Accelerated Venture Partners LLC will seek reimbursement after the business combination. Please clarify.

COMPANY RESPONSE

We have revised the disclosure on page 10 to state that “Accelerated Venture Partners, LLC, , will pay all expenses incurred by the Company until a business combination is effected, without repayment and no loan agreement or other contract has been entered into regarding such payment by Accelerated.

•
Also tell us whether Accelerated Venture Partners LLC paid the expenses of other blank check companies controlled by your affiliates, the amount of those expenses, and how Accelerated Venture Partners LLC recovered its costs.

COMPANY RESPONSE

Accelerated Venture Partners LLC has paid all expenses of other blank check companies controlled by affiliates, the estimated expenses per company is $20,000 a year and Accelerated has paid expenses of approximately $475,000 from 2008 through 2011in blank check expenses. It is anticipated that the Accelerated will recover its cost through the sale equity retained in the business combination once the business is successful and the necessary SEC requirements for share resale have been met. As of December 12, 2011 Accelerated and its affiliates have not recovered costs or engaged in any transactions in the stock of shell companies they controlled before or after any business combinations.

•
With a view toward disclosure, please tell us the extent of Accelerated Venture Partners LLC’s assets. Also tell us whether Accelerated Venture Partners LLC has substantial assets and operations other than that related to blank check companies of your affiliates.

December 9, 2011

COMPANY RESPONSE

Accelerated Venture Partners LLC has no substantial assets and operations other than that related to blank check companies of our affiliates. Accelerated has several private companies that it incubated in order to evaluate management, technology and the viability of opportunities, none of who have entered into a business combination. Although, Accelerated has substantial equity in many individual private companies we have not been unable to capitalize on the opportunities to date. The primary resources of Accelerated have come from the founder Timothy J. Neher.

The current difficult economic climate may affect…, page 10

7. Please clarify the basis for your belief that you “will have” capital that is sought by firms.
Also, with a view toward clarified disclosure, please provide us support for your belief that there are “numerous firms” seeking this capital. Trading of Securities in Secondary market, page 14

COMPANY RESPONSE

We have modified the disclosure on page 10 and 14 for the current difficult economic climate.

8. Please provide us your analysis of whether recent changes to exchange listing standards for reverse merger companies affect your disclosure here and throughout your document regarding the listing of your securities. See for example Release No. 34-65708 (November 8, 2011).
COMPANY RESPONSE

The companies analysis of whether recent changes to exchange listing standards for reverse merger companies do not affect our disclosure here and throughout the document regarding the listing of your securities according to No. 34-65708 (November 8, 2011) and are not relevant to our disclosures as it is disclosed throughout the document that any shares obtained through a business combination must meet the SEC registration requirements before being resold.

Financial Information, page 15

9. Please clarify why you describe in this section transactions involving other Accelerated Acquisitions entities. If those transactions do not affect the registrant’s financial results or condition, please remove any implication to the contrary.

COMPANY RESPONSE

We have removed the described transactions involving other Accelerated Acquisitions entities in the Financial Information section on page 15 as it is not relevant to the Company’s financial results or condition. The commission had requested this information be provided in this section in our prior blank check disclosures.

December 9, 2011

10. Please tell us when the compensation arrangements with your affiliates were negotiated relative to the time of the past acquisitions involving shell companies controlled by your affiliates.

COMPANY RESPONSE

The compensation arrangements (Consulting Services Agreements) with affiliates were negotiated relative to the past acquisitions involving shell companies controlled by our affiliates right before or after the business combination and Mr. Neher had resigned.

11. Please disclose the date of incorporation of each shell company that you mention in your disclosure beginning on page 17 and the date that you filed a registration statement under the Exchange Act related to each such company. Also, clarify whether the disclosed transactions changed the registrant’s status as a shell company.

COMPANY RESPONSE

We have disclose the date of incorporation of each shell company that we mention in our disclosure and the date that we filed a registration statement under the Exchange Act related to each such company. The Company also clarified whether the disclosed transactions changed the registrant’s status as a shell company in the “Prior Blank Check Company Experience” section on page 27.

12. Please disclose the duration of the consulting and option agreements and the actual amounts paid and received under those agreements.

COMPANY RESPONSE

The Company disclosed the duration of the consulting and option agreements and the actual amounts paid and received under those agreements in the “Prior Blank Check Company Experience” section on page 27.

13. Please tell us the nature of your affiliates’ disagreement regarding “management’s style/procedure of disclosing AAV information.”

COMPANY RESPONSE

The nature of our affiliates’ disagreement regarding “management’s style/procedure of disclosing AAV information was due to management’s lack of communication on a timely basis with Accelerated.

December 9, 2011

Accelerated Acquisition X, Inc…, page 19

14. We note your statement in the last paragraph on this page that “[f]ollowing the sale of common stock to the Purchaser, AAX was still seeking to achieve its objective of acquiring a target company or business.” However, we note Item 5.06 of the Form 8-K filed on March 18, 2011 by Accelerated Acquisition X, Inc. Please clarify.

COMPANY RESPONSE

We apologize for the oversight and have removed “following the sale of common stock to the Purchaser, AAX was still seeking to achieve its objective of acquiring a target company or business.”

Item 5. Directors and Executive Officers, page 25
15. We note your statement that Mr. Neher has been on the Board of Directors of Accelerated
Acquisition XII, Inc. since October of 2011. However, we note the Form 8-K filed by Accelerated Acquisition XII, Inc. on July 19, 2011. Please clarify.

COMPANY RESPONSE

We apologize for the oversight and have deleted that “Mr. Neher has been on the Board of Directors of Accelerated Acquisition XII, Inc. since October of 2011”.

16. Please revise to clarify the principal businesses of each of the entities named. If any of the entities do not have more than nominal assets or operations, please disclose this fact clearly.

COMPANY RESPONSE

We have modified the disclosure in Mr. Neher’s bio.

Involvement in Certain Legal Proceedings, page 25

17. Refer to your reference in this section to five years. Please note the 10-year period addressed in Regulation S-K Item 401(f).

COMPANY RESPONSE

We have modified the disclosure in reference to five years to ten years.

18. Please clarify the purpose of the last sentence of the second paragraph. If you are intending to incorporate disclosure by reference, please tell us the authority in which you rely to do so.

December 9, 2011

COMPANY RESPONSE

We have removed the last sentence implying that we were intending to incorporate disclosure by reference.

19. Please tell us the filing date and file number of each Form S-1 mentioned in this section, other than the S-1s related to Accelerated Acquisitions I and Accelerated Acquisitions V.
Also reconcile your statements in the last sentence of the first paragraph on page 26 with the status of Accelerated Acquisitions II’s Forms 10-Q for its last two fiscal quarters.

COMPANY RESPONSE

We have modified the disclosure as to the S-1s mentioned in this section and updated disclosure regarding Accelerated Acquisitions II.

20. With a view toward disclosure, please tell us about any attempted business combinations involving each shell company and the reasons that the business combination did not close.

COMPANY RESPONSE

Accelerated Venture Partners, LLC or its affiliates have not attempted business combinations involving any of the shell company that have not closed. Accelerated Venture Partners, LLC review many companies and in the evaluation of potential target companies tries ensure that the target company has the necessary cash resources to meet per determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC.  The financial capabilities of the target company have affected the decisions of a business combination for blank check companies.

Conflicts of Interest, page 27

21. Describe how you determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

COMPANY RESPONSE

We have modified the disclosure stating that “There is no predetermined time or quantity of blank check companies that will be formed by Mr. Neher as this is generally dictated by demand.”

December 9, 2011

22. Refer to your disclosure here and throughout your filing regarding companies being “current on filings.” With a view toward balanced disclosure, please tell us whether all companies with which Mr. Neher is affiliated have filed all required reports with the Commission. Also tell us whether those companies timely file reports.

COMPANY RESPONSE

Regarding disclosure here and throughout our filing regarding companies being “current on filings.” With a view toward balanced disclosure, we have indicated whether blank check companies with which Mr. Neher is affiliated have filed all required reports with the Commission and indicated whether those companies timely file reports.

Item 6. Executive Compensation, page 27

23. Refer to your disclosure that you do not intend to pay compensation “until the consummation of an acquisition.” With a view toward clarified disclosure, please tell us:

•	the amount and nature of compensation you intend to pay when you make an acquisition,
•	the amount of compensation you or your officer, affiliates, or promoters were paid in connection with prior business combinations involving shell companies, and
•	how your officer, affiliates and promoters intend to profit from their involvement with this company.

COMPANY RESPONSE

We have modified the disclosure removing “until the consummation of an acquisition.” Our officer, affiliates, or promoters have not been paid any compensation by the blank checks described in this document for business combinations or by any other shell companies. It is anticipated that our officer, affiliates and promoters will recover cost and profit from the sale equity retained in the business combination once the business is successful and the necessary SEC requirements for share resale have been met.

December 9, 2011

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher

ACCELERATED ACQUISITIONS XV, INC.

By: /s/ Timothy J. Neher
Timothy J. Neher